PRICING TERM SHEET	FILED PURSUANT TO RULE 433
Dated February 18, 2015	Registration File No. 333-199859
Supplementing the Prospectuses each dated February 17, 2015

Inotek Pharmaceuticals Corporation

Concurrent Offerings of

6,667,000 Shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

$20,000,000

5.0% Convertible Senior Notes due 2020

(the “Notes Offering”)

The information in this pricing term sheet supplements and should be read together with (i) Inotek Pharmaceuticals Corporation’s preliminary prospectus relating to the Common Stock Offering, dated January 21, 2015, including the documents incorporated by reference therein (the “Initial Common Stock Preliminary Prospectus”), (ii) Inotek Pharmaceuticals Corporation’s preliminary prospectus relating to the Notes Offering, dated January 21, 2015, including the documents incorporated by reference therein (the “Initial Notes Preliminary Prospectus”), (iii) Inotek Pharmaceuticals Corporation’s Amendment No. 4 to the Registration Statement on Form S-1, which was filed on February 17, 2015 (the “Registration Statement”) and (iv) the free writing prospectus, dated February 17, 2015, which together with the Registration Statement updated and supersedes the information in the Initial Common Stock Preliminary Prospectus and the Initial Notes Preliminary Prospectus (as so, updated and superseded, the “Common Stock Preliminary Prospectus,” the “Notes Preliminary Prospectus,” and collectively, the “Preliminary Prospectuses”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectuses only to the extent inconsistent with the information in the Preliminary Prospectuses. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectuses, including all documents incorporated by reference therein. References to “we,” “our” and “us” refer to Inotek Pharmaceuticals Corporation and not to any of its future subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectuses. All references to dollar amounts are references to U.S. dollars. A copy of the most recent preliminary prospectuses included in Amendment No. 4 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1281895/000119312515050654/d780115ds1a.htm .

Issuer:	Inotek Pharmaceuticals Corporation

NASDAQ Global Market (“NASDAQ”) symbol for our common stock:	“ITEK”

Trade date:	February 18, 2015

Expected settlement date:	February 23, 2015

Use of proceeds:	The net proceeds to us from the common stock offering will be approximately $35.0 million, or $40.5 million if the underwriters for the common stock offering exercise their overallotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The net proceeds to us from the Notes offering will be approximately $18.6 million, or $21.4 million if the underwriters for the Notes offering exercise their overallotment option after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the common stock offering and the Notes offering to fund the continued development of our product candidates and for other general corporate purposes. We intend to repay borrowings under and terminate our existing notes payable agreements with Horizon Technology Finance Corporation and Fortress Credit Co LLC with a portion of the net proceeds from the offerings. See “Use of Proceeds” in the Common Stock Preliminary Prospectus.

Common Stock Offering

Securities offered by us:	Common stock, par value $0.01 per share (the “Common Stock”).

Shares offered and sold:	6,667,000 shares (7,667,050 shares if the underwriters exercise their overallotment option).

Overallotment option:	1,000,050 shares.

Public offering price:	$6.00 per share of Common Stock.

Underwriting discount:	$0.42 per share of Common Stock.

Joint Book Running Managers:	Cowen and Company, LLC Piper Jaffray & Co.

Co-Managers:	Canaccord Genuity Inc. Nomura Securities International, Inc.

CUSIP Number:	45780V 102

ISIN Number:	US45780V1026

Notes Offering

Securities offered by us:	5.0% Convertible Senior Notes due 2020 (the “Notes”).

Principal amount:	$20.0 million ($23.0 million principal amount of the Notes if the underwriters exercise their option to purchase additional Notes to cover overallotments).

Overallotment option:	$3.0 million.

Denominations:	The Notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000.

Issue price:	100% of principal amount of Notes plus accrued interest, if any, from February 23, 2015 if settlement occurs after that date.

Maturity:	February 15, 2020, unless earlier converted or repurchased (the “Maturity Date”).

Interest rate:	5.0% per year.

Interest payment dates:	Interest will accrue from the expected settlement date and will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2015.

Regular record dates:	February 1 and August 1 of each year, as the case may be, immediately preceding each interest payment date.

Initial conversion rate:	158.7302 shares of our common stock per $1,000 principal amount of the Notes.

Initial conversion price:	Approximately $6.30 per share of our common stock.

Conversion premium:	Approximately 5.0% above the public offering price.

Conversion rights:

Holders may convert all or any portion of their Notes at their option prior to the close of business on the second business day immediately preceding the Maturity Date.

Upon conversion of a note, we will deliver for each $1,000 principal amount of converted Notes a number of shares of our common stock equal to the conversion rate, as described in the Notes Preliminary Prospectus. See “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Notes Preliminary Prospectus.

In addition, following certain corporate events that occur prior to the maturity date, we may be required to increase the conversion rate for a holder who elects to convert its Notes in connection with such corporate event in certain circumstances as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Notes Preliminary Prospectus.

Holders will not receive any additional cash payment or additional shares representing accrued and unpaid interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed to be paid by the delivery to you of shares of our common stock, together with a cash payment for any fractional share, upon conversion of a note.

Interest make-whole payment:	On or after 150 days from the date of issuance of the Notes, we will, in addition to the other consideration payable or deliverable in connection with any conversion of Notes, make an interest make-whole payment to the converting holder equal to the sum of the present values of the scheduled payments of interest that would have been made on the Notes to be converted had such Notes remained outstanding from the conversion date through the earlier of (i) the date that is three years after the conversion date and (ii) the maturity date if the Notes had not been so converted, using a discount rate equal to 2%. We may pay any interest make-whole payment in cash, shares of our common stock or a combination thereof, at our election.

Notwithstanding the foregoing, if in connection with any conversion the conversion rate is adjusted as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Notes Preliminary Prospectus, then such holder will not receive the interest make-whole payment with respect to such Note.

See “Description of Notes—Interest Make-Whole Payment” in the Notes Preliminary Prospectus.

No optional redemption:	We may not redeem the Notes pursuant to the indenture governing the Notes prior to maturity though the indenture will not limit our ability to make open market purchases or tender offers for the Notes at any time. No “sinking fund” is provided for the Notes, which means that we are not required to redeem or retire the Notes periodically.

Fundamental change:	If we undergo a “fundamental change” (as defined in the Notes Preliminary Prospectus under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions, holders may require us to repurchase for cash all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Notes Preliminary Prospectus.

Joint Book Running Managers:	Nomura Securities International, Inc. Cowen and Company, LLC Piper Jaffray & Co.

Co-Manager:	Canaccord Genuity Inc.

CUSIP Number:	45780V AA0

ISIN:	US45780VAA08

Listing:	None.

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Description of Notes—Conversion Rights—

Adjustment to Conversion Rate upon Conversion due to a Make-Whole Fundamental Change

The following table sets forth the amount, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price

Effective Date	$6.00	$6.15	$6.30	$6.50	$7.00	$7.50	$8.00	$8.50	$9.00

2/23/2015	7.9364	7.2854	6.3491	5.2334	3.0140	1.4674	0.4866	0.0280	0.0001

2/15/2016	7.9364	7.1234	5.9524	4.7314	2.6984	1.2698	0.2699	0.0110	0.0000

2/15/2017	7.9364	6.3104	5.1587	4.3468	2.3413	1.0032	0.1449	0.0051	0.0000

2/15/2018	7.9364	5.4974	4.7619	3.5775	1.9841	0.7365	0.0824	0.0022	0.0000

2/15/2019	7.9364	4.6844	3.9683	3.1929	1.6270	0.6032	0.0199	0.0020	0.0000

2/15/2020	7.9364	3.8714	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the amount by which the conversion rate will be increased will be determined by a straight-line interpolation between the amount of the conversion rate increase set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $9.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

•	If the stock price is less than $6.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of the Notes exceed 166.6666 shares of our common stock, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

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We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (631) 274-2806, or by fax at (631) 254-7140 or from Piper Jaffray & Co. (Attn: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at 800-747-3924 or by e-mail at prospectus@pjc.com) or Nomura Securities International, Inc., Attention: ECM Syndicate Dept. 5th floor, 309 West 49th Street, New York, New York 10019-7316.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.